Exhibit 99.1

Beijing High Court Upholds First-Instance Judgment in Favor of eLong

in Dispute with Qunar

BEIJING, July 1, 2015 – eLong, Inc. (NASDAQ: LONG), released the following update on its legal dispute with Qunar:

On June 29, 2015, the Beijing Municipal High Court (the “High Court”) issued its written final judgment (the “Final Judgment”) in the contract dispute between an eLong subsidiary, eLongNet Information Technology (Beijing) Co., Ltd. (“eLong Information”), and an affiliate of Qunar, Beijing Qunar Software Technology Co. Ltd. (“Beijing Qunar”).

eLong Information commenced the case in 2013 after Beijing Qunar improperly terminated a three-year hotel inventory redistribution agreement (as amended, the “Affiliation Agreement”) entered into by eLong Information and Beijing Qunar. The Beijing First Intermediate Court (the “Intermediate Court”) issued a judgment (the “First-Instance Judgment”) on December 26, 2014. And in January 2015, both Beijing Information and Beijing Qunar appealed the First-Instance Judgment to the High Court.

The Final Judgment dismissed the appeals and upheld the First-Instance Judgment, which ruled primarily in favor of eLong. Key points are the following:

•	The Intermediate Court held Beijing Qunar to be in breach of contract for its early termination of the Affiliation Agreement. Specifically, the Intermediate Court rejected Beijing Qunar’s claim that eLong Information had breached the Affiliation Agreement and held that Beijing Qunar’s termination notice was therefore void.

•	The Intermediate Court ordered Beijing Qunar and eLong Information to resume their PRC domestic agency hotel inventory cooperation under the terms of the Affiliation Agreement.

•	The Intermediate Court ordered Beijing Qunar to compensate eLong Information RMB52,335,396 (US$8.4 million) for the period from September 6, 2013 through September 30, 2014 and, as stipulated in the Affiliation Agreement, to pay such compensation as an advertising credit to eLong Information’s advertising account at Qunar.

•	The Intermediate Court further ordered Beijing Qunar to pay eLong Information an advertising credit of RMB27 per room night if Beijing Qunar fails to meet the room night target of 450,000 PRC domestic hotel room nights per quarter under the Affiliation Agreement for any quarterly periods from October 1, 2014 through June 30, 2016.

•	The Intermediate Court ordered eLong Information to pay RMB8,127,402 (approximately US$1.3 million) in commissions to Beijing Qunar for room nights sold under the Affiliation Agreement during the period from July 1, 2013 through September 5, 2013, prior to Beijing Qunar’s breach of contract.

•	The Intermediate Court also ordered Beijing Qunar to pay eLong Information RMB227,599 (US$37 thousand) in legal fees, and apportioned court fees between the parties.

Under the Final Judgment and the First-instance Judgment, Beijing Qunar has the obligation to compensate eLong Information within 10 days from the Final Judgment’s effective day RMB88,785,396 (US$14.4 million) as an advertising credit to eLong Information’s advertising account at Qunar for the period from September 6, 2013 through June 30, 2015; which includes RMB36,450,000 (US$6.0 million) generated for the period from October 1, 2014 through June 30, 2015.

If Beijing Qunar fails to perform the Final Judgment, eLong will continue to take all necessary and appropriate actions to protect its rights and interests under PRC law and the Affiliation Agreement.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs, limit losses and/or return to profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business, Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, our reliance on maintaining commercial cooperation with online hotel inventory distribution partners, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including but not limited to, risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, risks relating to the application of preferential tax policies, the risk that eLong will continue to incur losses, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online accomodations reservations in China offering consumers a network of more than 510,000 properties worldwide. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

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